

October 23, 2007

E. Livingston B. Haskell
General Corporate Counsel
Lumber Liquidators, Inc.
3000 John Deere Road
Toano, VA 23168

> **Re:    Lumber Liquidators, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 18, 2007**
> **File No. 333-142309**

Dear Mr. Haskell:

We have reviewed your filing and have the following comments.

General

1.  We note that you intend to update the registration statement to include the financial results and related disclosures for the period ended September 30, 2007. Please note that we will need sufficient time to review this information and may have comments on it before the filing is declared effective.

Prospectus Summary, page 1

2.  In your response to comment 3 in our letter dated June 13, 2007, you supplementally advised us that you believe that Lumber Liquidators will not be a "controlled company" under the New York Stock Exchange rules subsequent to the initial public offering. However, it appears from the principal and selling stockholders table on page 99 that the executive officers and directors will beneficially own 54% of the company's outstanding shares after the offering and, therefore, will be a "controlled" company as defined under the New York Stock Exchange rules. As previously requested, please disclose what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees.

Unaudited Pro Forma Statement of Income, page 28

    3.  Please revise to:

- separately display each adjustment you have described Note 1;
- include a cross reference of each adjusted to the related description in Note 1.

Note (1) to Unaudited Pro Forma Statement of Income, page 29

    4.  Please revise Note 1(d) and 1(e) to disclose the amount of the related stock compensation. In addition, please clarify why all of the related expense is classified within selling, general and administrative expenses.

Critical Accounting Policies and Procedures

Equity Compensation, page 50

    5.  We note that you now refer to independent and/or third party specialists. Either identify each expert or delete your references to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit. Refer to Section 436(b) of Regulation C.

Principal and Selling Stockholders, page 98

    6.  It appears that shares issuable upon exercise of options within 60 days are not reflected in the first column of the table for executive officers and directors. Please revise.

       As appropriate, please amend your registration statement in response to these comments. You may contact Patricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc:    Jeffrey D. Karpf, Esq.
       Cleary Gottlieb Steen & Hamilton LLP
       One Liberty Plaza
       New York, NY 10006